Exhibit 21.1

List of Subsidiaries of

AERWINS Technologies Inc.

Entity Name	Place of Organization
AERWINS, Inc. *	Delaware

A.L.I. Technologies Inc.**	Japan

*	100% owned subsidiary of AERWINS Technologies Inc.
**	100% owned subsidiary of AERWINS, Inc.